FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“GPA” or the “Company”), as set forth by article 133 of Law No. 6,404/76, hereby informs its shareholders and the market in general that all documents related to the resolutions that will be voted on at the Annual and Extraordinary General Shareholders’ Meeting of GPA to be held on April, 23, 2020 (“General Meeting”), including the Management Report, the Financial Statements and the Independent Auditors Opinion related to the fiscal year ended December 31, 2019 are available for your consultation at the Company’s headquarters (located at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, Zip Code 01402-901, in the City of São Paulo, State of São Paulo), on the investor relation’s website of GPA (www.gpari.com.br) and on the websites of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão 3 (www.b3.com.br).

Additionally, pursuant to §3rd of article 133 of Law 6.404/76, the Financial Statements (followed by the Independent Auditors Opinion) will be published in the newspapers “Diário Oficial do Estado de São Paulo” and “Folha de S. Paulo” within five (5) days prior to the General Meeting date.

GPA’s investor relation’s area is available for any questions on the email gpa.ri@gpabr.com.

São Paulo, March 24, 2020.

Isabela Cadenassi

Investors Relations Office

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.